

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Michael V. Pappagallo
Chief Operating Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY  11042-0020

> **Re:     Kimco Realty Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-10899**

Dear Mr. Pappagallo:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Jennifer Monick
Senior Staff Accountant